EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	Thirteen Weeks Ended
	March 27, 2016	March 29, 2015
	(In thousands)
Earnings:
Income before income taxes	$180,615	$315,687
Add: Total fixed charges (see below)	14,934	7,495
Less: Interest capitalized	308	922
Total earnings	$195,241	$322,260

Fixed charges:
Interest(a)	$12,341	$5,777
Portion of noncancelable lease expense representative of interest factor(b)	2,593	1,718
Total fixed charges	$14,934	$7,495

Ratio of earnings to fixed charges	13.07	43.00

(a)    Interest includes amortization of capitalized financing fees.
(b)    One-third of noncancelable lease expense is assumed to be representative of the interest factor.